EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Elaine Rodgers**
Submission Contact Phone Number	**205-912-7253**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0001017480**
Filer CCC	**xxxxxxxx**
Period of Report	**11/19/07**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**elaine.rodgers@hibbett.com**

Documents

8-K	**q3f08_earnings.htm**
	Q3F2008 Earnings Release
EX-99.1	**ex99.htm**
	Q3F08 Press Release
GRAPHIC	**hsg_logo.jpg**

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 20, 2007



Hibbett Sports, Inc.
(Exact Name Of Registrant As Specified In Its Charter)

Delaware	**000-20969**	**20-8159608**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

451 Industrial Lane
Birmingham, Alabama 35211
(Address of principal executive offices)

(205) 942-4292
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Hibbett Sports, Inc. released its results of operations for the thirteen-week and thirty-nine week periods ended November 3, 2007, in a press release issued on November 20, 2007.

The information in this Item, including Exhibit 99.1 attached hereto, shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section. It may be incorporated by reference in another filing under the Exchange Act or Securities Act of 1933 if such subsequent filing specifically references this Form 8-K.

Item 7.01. Regulation FD Disclosures.

The information contained in Item 2.02 (including disclaimer) is incorporated by reference into this item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

This exhibit is furnished pursuant to Item 2.02 and Item 7.01, respectively and shall not be deemed to be "filed".

Exhibit No.	Description
99.1	Press Release Dated November 20, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HIBBETT SPORTS, INC.

By: /s/ Gary A. Smith

Gary A. Smith
Vice President and Chief Financial Officer

November 20, 2007

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Dated November 20, 2007

EXHIBIT 99.1



Contact: Gary Smith
                         Vice President &
                         Chief Financial Officer
                         (205) 942-4292

HIBBETT REPORTS FISCAL THIRD QUARTER 2008 RESULTS

BIRMINGHAM, Ala. (November 20, 2007) – Hibbett Sports, Inc. (NASDAQ/GS: HIBB), a sporting goods retailer, today announced results for the third quarter ended November 3, 2007.

Financial Highlights

Net sales on a fiscal basis for the 13-week period ended November 3, 2007, decreased 0.02% to $129.6 million compared with $129.7 million for the 13-week period ended October 28, 2006. Comparable store sales increased 1.2% on a comparable store, comparable week basis, while decreasing 6.6% on a fiscal basis. Net income for the third quarter was $7.8 million compared with $9.9 million in the prior-year period. Earnings per diluted share were $0.25 compared with $0.31 in the prior year.

Net sales on a fiscal basis for the 39-week period ended November 3, 2007, increased 4.7% to $377.9 million compared with $360.9 million for the 39-week period ended October 28, 2006. Comparable store sales decreased 1.2% on a comparable store, comparable week basis, while decreasing 2.5% on a fiscal basis. Net income for this period was $22.7 million compared with $25.5 million in the same period of fiscal 2007. Earnings per diluted share were $0.71 compared with $0.78 in the prior period.

Mickey Newsome, Chairman and Chief Executive Officer, stated, "Our third quarter earnings were at the high end of our forecasted range driven by comparable sales increases in apparel and footwear on a calendar basis. Our inventory is well positioned as we head into this very important holiday shopping season and the remainder of the year."

The measurement of sales on a calendar basis in comparable stores for the same calendar weeks is based on sales during the 13 weeks and 39 weeks ended November 3, 2007, in relation to the same weeks ended November 4, 2006. Each quarter of fiscal 2008 starts one week later than the same quarter of fiscal 2007, due to the Company's 2007 fiscal year having 53 weeks versus the normal 52 weeks. This timing shift can have a significant impact on quarterly sales comparisons.

Hibbett opened 18 new stores and closed 2 stores during the third quarter, bringing the store base to 650 in 23 states as of November 3, 2007. The Company plans to open 42 to 46 stores and close 2 stores in the fourth quarter. For fiscal 2008, the Company plans to open 86 to 90 stores and close approximately 9 stores.

Fiscal 2008 Outlook

For the fourth fiscal quarter ending February 2, 2008, the Company expects to report earnings per diluted share of $0.36 to $0.44 with low single-digit comparable store sales increase on a calendar basis and a mid-single-digit increase in comparable store sales on a fiscal basis. For fiscal 2008, the Company expects to report earnings of $1.07 to $1.15 per diluted share and a slightly positive comparable store sales increase on both a calendar and fiscal basis.

Stock Repurchase

During the third quarter, the Company repurchased 242,900 shares of common stock for a total expenditure of $5.7 million, bringing the total shares repurchased since the inception of the program in August 2004 to 5,276,713 shares for a total expenditure of $123.8 million. Approximately $26.2 million of the total authorization remains for future stock repurchases as of the end of the third quarter of fiscal 2008.

Investor Conference Call and Simulcast

Hibbett Sports, Inc. will conduct a conference call at 5:00 p.m. ET on November 20, 2007, to discuss the third quarter results. The number to call for this interactive teleconference is (913) 981-5581. A replay of the conference call will be available until November 27, 2007, by dialing (719) 457-0820 and entering the passcode, 5129048.

The Company will also provide an online Web simulcast and rebroadcast of its fiscal 2008-third quarter conference call. The live broadcast of Hibbett's quarterly conference call will be available online at www.streetevents.com and www.earnings.com on November 20, 2007, beginning at 5:00 p.m. ET. The online replay will follow shortly after the call and continue through November 27, 2007.

Hibbett Sports, Inc. operates sporting goods stores in small to mid-sized markets, predominately in the Sunbelt, Mid-Atlantic and Midwest. The Company's primary store format is Hibbett Sports, a 5,000-square-foot store located in dominant strip centers and enclosed malls.

HIBBETT SPORTS, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(Dollars in thousands, except per share amounts)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended	
	November 3, 2007	October 28, 2006	November 3, 2007	October 28, 2006
Net sales	$ 129,628	$ 129,658	$ 377,873	$ 360,935
Cost of goods sold, distribution center and store occupancy costs	87,154	86,592	252,871	241,037
Gross profit	42,474	43,066	125,002	119,898
Store operating, selling and administrative expenses	26,898	24,757	79,512	71,584
Depreciation and amortization	3,023	2,697	9,038	8,152
Operating income	12,553	15,612	36,452	40,162
Interest income, net	88	235	498	667
Income before provision for income taxes	12,641	15,847	36,950	40,829
Provision for income taxes	4,826	5,921	14,227	15,360
Net income	$ 7,815	$ 9,926	$ 22,723	$ 25,469
Net income per common share:				
Basic earnings per share	$ 0.25	$ 0.31	$ 0.73	$ 0.79
Diluted earnings per share	$ 0.25	$ 0.31	$ 0.71	$ 0.78
Weighted average shares outstanding:				
Basic	31,075	31,982	31,312	32,222
Diluted	31,554	32,440	31,823	32,742

Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	November 3, 2007	October 28, 2006	February 3, 2007
Assets			
Cash and cash equivalents	$ 10,751	$ 12,740	$ 30,367
Short-term investments	292	502	-
Accounts receivable, net	4,600	5,358	4,651
Inventories, net	148,513	130,934	125,240
Prepaid expenses and other	8,674	2,853	6,631
Total current assets	172,830	152,387	166,889
Property and equipment, net	43,523	39,999	42,573
Other assets	7,428	3,931	3,391
Total assets	$ 223,781	$ 196,317	$ 212,853
Liabilities and Stockholders' Investment			
Accounts payable	$ 52,592	$ 42,661	$ 42,016
Accrued expenses	10,774	11,497	18,445
Total current liabilities	63,366	54,158	60,461
Non-current liabilities	23,142	15,349	15,751
Stockholders' investment	137,273	126,810	136,641
Total liabilities and stockholders' investment	$ 223,781	$ 196,317	$ 212,853

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